Filed Pursuant To Rule 433

Registration No. 333-180974

May 2, 2014

Transcript For:	River Communications
Project Description:	Gold ETF Outflows Mount as Fed Scales Back Stimulus
Date Transcribed:	May 2, 2014
Media:	Digital file
Length:	3 minutes
Quality:	Excellent
Gotham Job Code:	RIVECOJ050114A
Notes:

JOE DEAUX: Gold prices are tumbling more than $15.00 on Thursday. GLD, the gold-backed ETF, also saw outflows of 4.2 tons on Wednesday. Here to talk to me about it is David Mazza. He's head of ETF research at State Street Global Advisors. Thanks so much for being with me, David.

DAVID MAZZA: Thanks for having me, Joe.

JOE DEAUX: So David, we see another day of outflows, but we've been seeing outflows in the GLD for—for a while here. I mean, what's happening? Is this because of Ukraine and the continued taper by the Fed or is it—is it otherwise?

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DAVID MAZZA: I think it's important to put the ETF outflows that we've seen from GLD in context. In the prior two months was the first month since December 2012 that we saw significant in-flows.

JOE DEAUX: Mm.

DAVID MAZZA: So, at this point um—investors have come back in uh—to gold-backed ETFs to some extent and now what they're doing I think is really thinking about repositioning their portfolios, to your point of view, of thinking about the geopolitical uh—risks that exist out there and also uh—the influence of China uh—that it now has in the gold market.

JOE DEAUX: Right. I mean we—2013, as you know, it was a really tough year both in the futures market, but also in gold-backed ETFs. It was—it was a terrible year for the yellow metal. Um—is this a point now where people are looking at gold and saying okay, it—it seems to have really come back, you know, quite a bit and—and maybe it is time for me at least take a look at these ETFs again, uh—at least in the near-term?

DAVID MAZZA: Yeah. Well, I think what we're seeing is the—is the gold market is going through uh—some long-term base building—

JOE DEAUX: Okay.

DAVID MAZZA: —uh—at the—at these prices. In—in addition, investors are now reappraising the role that gold can play in a portfolio. So, some investors were certainly looking at some of the robust gains that gold had over the past decade, also putting that in context of last year's performance, are now saying when I think about where the equity markets sit today, where I think about some of the risks that are coming from the bond market, maybe do I want something in my portfolio that's much—brings much more diversification than those other two traditional assets can and that's what a lot of the conversations that we're having with investors are about today.

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JOE DEAUX: A lot of investors out there may think of gold-backed ETFs as hey, those are the ETFs that perform well when the S&P is down and uh—perform poorly when the S&P is moving higher. Um—i—is that the advice that they should really be keeping in their minds now?

DAVID MAZZA: I—I think there's some element to the fact uh—that um—that gold tends to perform differently than the equity market. But it's not a one for one. It's not a perfect correlation in that regard. We really need to think about the drivers of the gold market and what's unique about that is that gold, of course, has investment usage in a portfolio, but it also has technological usage and really the biggest driver of gold is the jewelry market. About 50 percent of demand comes from that. Uh—and we know that there's a great influence from India and now China, which is now the largest consumer of gold. When you combine all those factors together, the movers of gold over the short-term and medium-term are much more different than what you'd find with traditional equity markets for example.

JOE DEAUX: Sure. Well David, thanks so much for giving us your take on these things.

DAVID MAZZA: Thanks for having me.

JOE DEAUX: That's David Mazza. He is from State Street Global Advisors. He's the head ETF researcher there and for the Street in New York I'm Joe Deaux.

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